P.E. 12/31/01

FORM 6-K

1-14554

02012668

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Act of 1934

For Fourth Quarter 2001

Bank Santiago
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

Bandera 201
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)

BANCO SANTIAGO

www.bancosantiago.cl

For Release: *IMMEDIATELY*

Contact: Desirée Soulodre, (562) 647-4747, dsoulod@bancosantiago.cl

Neil McGuinness, (562) 647-6482, nmcguin@bancosantiago.cl

BANCO SANTIAGO ANNOUNCES FOURTH QUARTER 2001 FINANCIAL RESULTS

- Banco Santiago recorded net income for the fourth quarter of 2001 of Ch$26,266 million, an increase of 1.2% over the fourth quarter of 2000 and a 9.4% decrease over the third quarter of 2001.
- Net income for the year ending December 31, 2001 totaled Ch$118,764 million, 30.2% higher than in 2000, resulting in earnings per ADS of US$1.90, a ROAA of 1.9%, and a ROAE of 22.9%.
- The Bank's efficiency ratio for the fourth quarter was 55.5% while for the twelve-month period ending December 31, it was 49.1%.
- During the fourth quarter, past due loans as a percentage of total loans remained unchanged at 1.3%, while the coverage ratio showed an improvement, from 138.6% to 142.5%.
- Net total income from fees and services decreased by 38.8%, when comparing the third with the fourth quarter of 2001, however for the year-over-year analysis, it showed a 6.8% increase.
- As of January 2nd 2002, the merger between Banco de Chile and Edwards was completed, creating the largest bank in Chile with 19.2% of pro-forma market share in loans, as of December 31st, 2001.

Santiago, Chile — January 29, 2001 — Banco Santiago (NYSE: SAN) today announced its unaudited results for the fourth quarter of 2001. These results are reported on a consolidated basis and in accordance with Chilean GAAP. All figures presented are in constant Chilean pesos of December 31, 2001 and thousands of US dollars at the December 31, 2001 exchange rate of Ch$656.20 per US$1.

Banco Santiago (the "Bank") reported net income for the fourth quarter of 2001 of Ch$26,266 million, as compared to net income of Ch$28,992 million for the third quarter of 2001 and Ch$25,948 million for the fourth quarter of 2000. This net income resulted in earnings per ADS of US$0.42 (Ch$0.27 per underlying share), a return on average total assets (ROAA) of 1.6% (annualized), and a return on average shareholders' equity (ROAE) of 18.4% (annualized) for the quarter. The Bank's net interest margin for the fourth quarter of 2001 was 3.7%, down from the 4.8% posted for the third quarter of 2001.

For the year ended December 31, 2001 the Bank's net income totaled Ch$118,764 million, 30.1% higher than the 2000 net income of Ch$91,254 million, resulting in earnings per ADS of US$1.90, an ROAA of 1.9% and an ROAE of 22.9%. When comparing the annual figures, net interest revenue grew by 8.0%, net total income from fees and services by 6.8% and net total other operating income grew by 13.2%. Operating expenses increased for the same period by 7.4%.

The Bank's loan portfolio decreased by 1.5% during the fourth quarter of 2001 compared to the third quarter of 2001, however increased by 6.9% for the year 2001. Increases in commercial loans and foreign trade loans were the main drivers of growth in the loan book. The Bank ended the year 2001 continuing to lead the banking system, with 16.1% of market share in loans. Starting January 2002, the merger of Banco de Chile and Banco Edwards was completed giving the new entity the lead in terms of loan market share, with a pro-forma figure of 19.2% as at December 31st, 2001.

Selected Financial Information

	4Q 2001	3Q 2001	4Q2000	% Change 4Q01-3Q01	% Change 4Q01-4Q0
	(Millions of constant Chilean pesos of December 31, 2001 purchasing power, except percentages)				
Components of Net Income					
Net Interest Revenue	54.875	68.623	65.239	(20,0%)	(15,9%)
Provisions for Loan Losses	(12.116)	(12.461)	(15.783)	(2,8%)	(23,2%)
Income from Fees & Services	7.226	11.793	11.064	(38,7%)	(34,7%)
Other Income	16.433	3.558	8.173	361,9%	101,1%
Operating Expenses	(40.994)	(40.516)	(39.462)	1,2%	3,9%
Loss from Price-Level Restatement	(2.152)	(1.833)	(3.731)	17,4%	(42,3%)
Income Before Taxes	23.272	29.164	25.500	(20,2%)	(8,7%)
Net Income	26.266	28.992	25.948	(9,4%)	1,2%
Net Interest Margin	3,70%	4,80%	5,08%		
Efficiency Ratio	55,54%	50,86%	47,89%		
Return on Average Total Assets*	1,55%	1,77%	1,78%		
Return on Average Shareholders' Equity*	18,42%	22,49%	20,69%		
Branches	169	169	167		
Employees	4.489	4.586	4.772		
Automatic Teller Machines	596	616	626		

* **Annualized**
NMF: Not meaningful

The Bank's risk index as of December 31, 2001 remained stable at 1.3% when compared to the previous quarter and the same quarter of 2000. Past due loans as a percentage of total loans remained unchanged at 1.3%, between the third and fourth quarter. During the same period, the coverage ratio showed an improvement, from 138.6% to 142.5%.

The number of employees at the Bank (unconsolidated) decreased from 4,586 to 4,489 between the third and fourth quarter of 2001. ATMs were also reduced from 616 at the third quarter to 596 at the fourth quarter of 2001 following a review of the profit margins of each location.

THE BANK AND ITS SUBSIDIARIES

The Bank alone accounted for 90.6% of total consolidated net income in the fourth quarter of 2001, while it represented 91.2% at the same quarter of 2000. Total net income for the Bank's subsidiaries in the fourth quarter of 2001 was Ch$2,472 million, a Ch$516 million decrease over the third quarter of 2001.

Santiago Leasing – The 38.9% decrease in net income for the leasing subsidiary is largely explained by a 22% decrease in leasing contracts, due to a large part of new contracts being channeled through the Bank, together with an increase in voluntary provisions, given the conservative risk policy in place. This voluntary provisioning is linked to the assets received in lieu of payment, as a result of the current sluggish outlook for the economy leading to uncertainty in onward sales. The net income for the year 2001 showed a decrease of 2.5% from Ch$4,585 million at the close of 2000 to Ch$4,470 million at the close of 2001.

Net Income

	4Q 2001	3Q 2001	4Q2000	% Change 4Q01-3Q01	% Change 4Q01-4Q00
	(Millions of constant Chilean pesos of December 31, 2001 purchasing power, except percentages)				
Net Income					
Bank (excluding subsidiaries)	23.794	26.002	23.662	(8,5%)	0,6%
Leasing	746	1.222	808	(38,9%)	(7,7%)
Factoring	197	332	114	(40,7%)	72,1%
Financial Advisory Services	49	37	63	31,3%	(40,6%)
Stock Brokerage	414	144	311	186,9%	33,0%
Insurance Brokerage	195	274	189	(28,9%)	3,4%
Investment Fund Management	40	23	49	72,4%	(19,2%)
Collections Agency	(4)	95	52	NMF	NMF
Mutual Fund Management	835	860	701	(2,9%)	19,1%
Consolidated Net Income	26.266	28.990	25.950	(9,4%)	1,2%

NMF: Not meaningful

Factoring subsidiary purchased January 29, 1999; collections agency purchased June 27, 1999.

The results presented above are not adjusted for the effects of operations between subsidiaries.

Santiago Corredora de Bolsa – The fourth quarter result for the stock brokerage firm should be viewed in the light of a better performance in the markets following the events of September 11th. During the fourth quarter the stock brokerage firm, despite the volatility of the markets, realized important gains with their investment portfolio. The last quarter of 2001, the Chilean stock market experienced a strong recovery, with an increase in the IPSA (Chile's main stock index) of 10.5%, while for the year 2001 it finished up 9.1%. The decrease in interest rates allowed this subsidiary to make significant benefits in the fixed income side of the market. The private banking area of this subsidiary, launched in early 2001, has been very successful. The net income for the year

2001 showed an increase of 9.4% from Ch$1,465 million at the close of 2000 to Ch$1,603 million at the close of 2001.

Santiago Administradora de Fondos Mutuos – Fourth quarter results of Mutual Funds show a decrease of 2.9% compared to the third quarter of 2001. Given the cautious atmosphere among individual investors following the events of September, there was a shift to more secure investments. This led to a decrease in the overall size of the funds therefore resulting in a decrease in commissions generated. However, when comparing the fourth quarter of 2001 with the fourth quarter of 2000, there is an increase of 19.1% in net income, due to an 18% growth in funds under management. The net income for the year 2001 showed an increase of 10.2% from Ch$2,883 million at the close of 2000 to Ch$3,177 million at the close of 2001.

Financial Advisory Services – An increase of 31.3% for the Financial Advisory subsidiary at the fourth quarter of 2001, compared to the previous quarter was mainly due to the issuance of a bond by a high profile client. This subsidiary ended the year 2001 with a net income of Ch$385 million compared to Ch$91 million posted at the end of the year 2000. This evolution is largely due to its participation in several major transactions, like syndication of loans and debt restructuring, bond issuance and the arrangement of the securitization of mortgage bonds for the Bank.

Insurance brokerage – When comparing the year on year results of the insurance brokerage subsidiary, income at the end of December 2001 increased by 43.1% over December 2000, from Ch$612 million to Ch$876 million. This subsidiary is largely integrated with the Bank for its marketing activities. The major marketing campaigns took place before August, which explains the decrease between the third quarter and the fourth quarter. There also a seasonal effect to be noticed among consumers, with minds more set on the end of year and summer costs.

Factoring – The factoring subsidiary has experienced a 52.3% growth in its loan portfolio; Santiago Factoring is now the fourth largest factoring company in Chile in terms of market share. In the fourth quarter of 2001, the 40.7% drop in net income is largely explained by an important increase in voluntary provisions as part of a conservative risk policy. However for the twelve-month period, there is an 80.1% increase in net income compared to the year 2000, from Ch$557 million to Ch$1,003 million.

NET INTEREST REVENUE

Net Interest Margin Analysis

	4Q 2001	3Q 2001	4Q2000	% Change 4Q01-3Q01	% Change 4Q01-4Q00
	(Millions of constant Chilean pesos of December 31, 2001 purchasing power, except percentages)				
Interest Revenue	139.233	147.910	175.294	(5,9%)	(20,6%)
Interest Expense	(84.358)	(79.287)	(110.055)	6,4%	(23,3%)
Net Interest Revenue	54.875	68.623	65.239	(20,0%)	(15,9%)
Average Interest Earning Assets	5.932.655	5.720.382	5.141.888	3,7%	15,4%
Net Interest Margin*	3,70%	4,80%	5,08%		

* Net Interest Revenue * 4 / Average Interest Earning Assets

Dollar
(Observado at the end of each period)



730
720
710
700
690
680
670
660
650
640
630
620
jul
ago
sep
oct
nov
dec
2001

Interest Revenue - The bank ended 2001 with an important contraction in net interest revenue of 20.0% when compared with the third quarter of 2001, and 15.9% compared to the fourth quarter of 2000. This decrease is mainly due to the 5.8% appreciation of the peso against the dollar during the quarter, from Ch$696.23 per dollar at the end of last September, to Ch$656.20 at the end of the year. The effect was to be seen on the Bank's earnings and financial investments carried in US dollars, which are booked as part of the interest revenue. However, the positive effect on the liability side, which hedges such investments (resulting in a drop in the funding cost, and as a consequence in interest expense) is registered as other operating income, under foreign exchange transactions. As of the third quarter of 2001, the interest revenue earned by the financial investments in foreign currency accounted for Ch$6,793 million, and Ch$5,323 million for the fourth quarter of 2000. For the fourth quarter of 2001 negative revenue was registered of Ch$4,614 million.

Regarding **Interest Expense**, as a result of the nominalization of the monetary policy (announced by the Central Bank during the third quarter of 2001), the Bank has increased its efforts in attracting deposits denominated in Chilean pesos. The average balance of such instruments increased by 55.0% between the third and fourth quarter of 2001. During the same period, the nominal interest rate paid for such deposits increased from 5.3% to 6.6%, when comparing the third and fourth quarter of last year.

In the year-over-year analysis, we observed reductions of 7.3% and 16.5%, in interest revenue and interest expense respectively, mainly due to the reduction in interest rates during the same period, which together resulted in an 8.0% increase in net interest revenue.

Spreads - Between the third and fourth quarter of 2001, the average spread decreased significantly from 3.50% to 2.26%. For the fourth quarter of 2001, the average rates earned and paid were 9.39% and 7.13%, respectively, compared to 10.34% and 6.84%, for the third quarter of 2001. This decrease in spreads is mainly due to the negative effect which the drop in the exchange rate had on the Bank's financial investments carried in US dollars. The rate earned by those investments, booked as part of the interest revenue, dropped from 12.14% to (6.09%), when comparing the third quarter to the fourth quarter of 2001. The average interest rate earned on financial investments reduced from 7.53% to 1.15%, during the same period. Additionally, the aggregate average rate earned fell due to a 250 basis points decrease in the spread of the interest earning assets in Chilean pesos, despite a 20 basis points increase in spread of the interest earning assets linked to the UF. The strong decrease is the result of the re-pricing of the nominal assets as a consequence of several interest rate cuts announced by the Central Bank during last year.

Regarding the average interest rate paid there was an increase as a result of the slightly higher inflation adjustment for accounting purposes of 0.9% during the fourth quarter, compared to 0.7% during the third quarter of 2001. When comparing the twelve months period, the decrease in average interest rates earned and paid is significant, from 13.64% and 10.62% to 9.39% and 7.13%, respectively.

Average interest earning assets as a percentage of average total assets increased between the third and the fourth quarter of 2001 from 87.3% to 87.7%. On the liability side, average interest bearing liabilities as a percentage of average total liabilities decreased from 70.8% to 70.0% over the same period. As a result, the percentage of average interest earning assets funded by non-interest bearing liabilities improved by 130 basis points to 20.2% in the fourth quarter of 2001.

Asset mix - Average total assets rose by 3.2%, with a 3.7% increase in interest earning assets and a (0.1%) decrease in non-interest earning assets. The increase in interest earning assets lies mainly in those assets with lower interest rates, such as Interbank loans, contingent loans and financial investments.

For the year-over-year analysis, average total assets grew by 16.3%, with interest earning assets increasing by 15.4%, mainly focused on loans and financial investments. Non-interest earning assets on the other hand grew by 23.0%, mainly concentrated in other assets, as a result of the technological renovation program.

Net Interest Margin – Experienced a strong decrease, from 4.80% at the end of the third quarter, to 3.7% at the close of the fourth quarter of 2001. The reduction recorded by the net interest margin, is the result of the strong decrease in spreads.

As mentioned before, the effect of the drop in the exchange rate over the funding cost, can be seen through gains in foreign transactions, and not as a reduction in interest expenses.



NIM
Efficiency
5,5%
5,0%
4,5%
4,0%
3,5%
3,0%
60%
55%
50%
45%
40%
52,8%
4,56%
3,90%
4,99%
5,08%
4,98%
4,79%
4,80%
55,5%
49,3%
48,5%
47,9%
45,0%
45,6%
50,9%
3,70%
2000-1Q
2000-3Q
2001-1Q
2001-3Q

INTEREST EARNING ASSETS

Commercial Loans - The decrease in commercial loans is partially due to the fact that 12.4% of these loans are in US dollars, so the reduction in the exchange rate affected the value of such operations at the end of 2001.

Mortgage Loans - Mortgage loans as a whole, decreased by 0.1%. While mortgage loans funded by mortgage bonds increased by 1.5%, mortgage loans funded with the Bank's own equity dropped by 2.7%. The Bank has been following a policy regarding mortgages, shifting to those funded with bonds and, reducing the growth in Bank-funded mortgages booked under other outstanding loans.

Interest Earning Assets

	4Q 2001	3Q 2001	4Q2000	% Change 4Q01-3Q01	% Change 4Q01-4Q00
	(Millions of constant Chilean pesos of December 31, 2001 purchasing power, except percentages)				
Interest Earning Assets					
Commercial Loans	1.997.148	2.040.563	1.852.713	(2,1%)	7,8%
Consumer Loans	305.879	302.365	299.237	1,2%	2,2%
Mortgage Loans	1.041.243	1.025.904	969.673	1,5%	7,4%
Foreign Trade Loans	380.722	412.392	245.106	(7,7%)	55,3%
Interbank Loans	20.993	54.547	14.471	(61,5%)	45,1%
Leasing Contracts	265.030	253.961	246.337	4,4%	7,6%
Other Outstanding Loans	598.360	614.662	725.748	(2,7%)	(17,6%)
Contingent Loans	363.988	342.151	299.349	6,4%	21,6%
Financial Investments	944.387	725.611	570.750	30,2%	65,5%
Interbank Deposits	44.317	36.073	42.393	22,9%	4,5%
Total Interest Earning Assets	5.962.067	5.808.229	5.265.777	2,6%	13,2%

Financial Investments – In the past months the Bank has been particularly aggressive regarding their financial investments. Treasury has been very active in increasing their long-term investment portfolio and shifting the short-term portfolio to one with a higher weight of nominal securities. For example, the Bank's investments in PDBC (nominal securities of the Central Bank) grew by 68.3% when compared to the third quarter of 2001. Also, Treasury has been active on the dollar market, buying Central Bank securities indexed to dollar known as PRD, an investment which grew from US$34 million as of the third quarter of 2001, to US$180 million at the end of December 2001.

FUNDING

Funding – The funding mix registered an improvement during the fourth quarter 2001. During the past years the Bank has been trying to reduce its cost of funding. Of the 3.2% growth in total liabilities and shareholders' equity, 6.0% is explained by the increased in non-interest bearing liabilities, while interest-bearing liabilities grew by 2.1%. The higher nominal interest rate registered during the fourth quarter increased the Bank's yield over the non-interest bearing liabilities. When compared to the fourth quarter of 2000, non-interest-bearing deposits grew by 16.3% and interest bearing liabilities by 14.2%.

As a result of the more active investment approach implemented by Treasury, most of the funding used came from Central Bank borrowings, which increased in average by 141.5%. Currently a portion of the long-term portfolio is being funded with short-term instruments in order to take advantages of a cheaper funding source.

Funding

	4Q 2001	3Q 2001	4Q2000	% Change 4Q01-3Q01	% Change 4Q01-4Q00
	(Millions of constant Chilean pesos of December 31, 2001 purchasing power, except percentages)				
Interest Bearing Liabilities					
Savings Accounts & Time Deposits	2.625.257	2.515.078	2.264.953	4,4%	15,9%
Central Bank Borrowings	121.130	22.054	29.089	449,2%	316,4%
Repurchase Agreements	218.359	165.795	154.195	31,7%	41,6%
Mortgage Finance Bonds	1.094.226	1.074.703	1.003.397	1,8%	9,1%
Senior Bonds	227.422	233.315	232.377	(2,5%)	(2,1%)
Subordinated Bonds	264.980	274.845	247.213	(3,6%)	7,2%
Borrowings From Domestic Banks	115.370	172.078	201.035	(33,0%)	(42,6%)
Foreign Borrowings	181.359	184.587	57.808	(1,7%)	213,7%
Other Obligations	42.067	36.811	51.231	14,3%	(17,9%)
Total Interest Bearing Liabilities	4.890.170	4.679.266	4.241.298	4,5%	15,3%
Non-interest Bearing Liabilities					
Demand Deposits	851.086	917.146	873.315	(7,2%)	(2,5%)
Other Liabilities	480.671	594.521	407.022	(19,1%)	18,1%
Total Non-Interest Bearing Liab.	1.331.757	1.511.667	1.280.337	(11,9%)	4,0%

Demand deposits - Decreased in 7.2% during the fourth quarter of 2001, compared with the third quarter. However, when analyzing the average balance, the Bank's demand deposits grew by 8.1% from the third to the fourth quarter and expanded by 18.9% on a year-over-year basis. In the past years, the Bank has been very aggressive in targeting demand deposits, in its effort to lower the cost of funding.

Savings accounts and time deposits - Saving accounts and time deposits grew by 4.4% when comparing the fourth quarter to the third quarter of 2001, and by 15.9% in the twelve-month period.

LOAN LOSS PROVISIONS AND RESERVES

Asset Quality Analysis

	4Q 2001	3Q 2001	4Q2000	% Change 4Q01-3Q01	% Change 4Q01-4Q00
	(Millions of constant Chilean pesos of December 31, 2001 purchasing power, except percentages)				
Provisions Established	(12.116)	(12.461)	(15.783)	(2,8%)	(23,2%)
Write-offs	(9.599)	(9.822)	(11.735)	(2,3%)	(18,2%)
Past Due Loans2	66.292	67.159	63.587	(1,3%)	4,3%
Non-performing Loans1	93.807	115.126	98.886	(18,5%)	(5,1%)
Loan Loss Reserves	94.468	93.101	89.296	1,5%	5,8%
Total Loans	5.039.655	5.113.704	4.716.221	(1,4%)	6,9%
Average Loans	5.075.221	4.951.729	4.618.242	2,5%	9,9%
Write-offs / Average Loans3	0,76%	0,79%	1,02%		
Loan Loss Reserves / Total Loans	1,87%	1,82%	1,89%		
Non-performing Loans1 / Total Loans	1,86%	2,25%	2,10%		
Past Due Loans2 / Total Loans	1,32%	1,31%	1,35%		
Loan Loss Reserves / Past Due Loans2	142,50%	138,63%	140,43%		
Official Risk Index 4	1,30%	1,28%	1,31%		

1) Non-performing loans include all loans that are one or more days overdue.
2) Past due loans include all loans that are 90 or more days overdue.
3) Annualized.
4) Unconsolidated.

Past due loans - Past due loans as a percentage of total loans increased slightly over the fourth quarter to 1.32% from 1.31% at the third quarter. Regarding non-performing loans (overdue after one day unpaid), they registered an important reduction from the unusually high level of last September (2.25%), to a more normal level of 1.86%, at the close of the year 2001.

Loan loss provisions – Loan loss provisions decreased by 2.8% during the fourth quarter of 2001 with respect to the third quarter of 2001. Risk levels in the corporate market, tend to have stabilized at lower levels, while in the retail and small businesses segments risk appears to be stationary for the time being, but unlikely to reduce further. The fourth quarter ended with a ratio of loan loss provisions as a percentage of total loans of 1.87%, slightly over the 1.82% booked at the end of the third quarter. When compared to the third quarter, loan loss provisions decreased mainly explained by the drop in loan growth. However, when comparing the fourth quarter of 2001, with the fourth quarter of 2000, the 23.2% reduction is mainly due to the conservative risk policy applied at that time, in light of the unfavorable economic environment projected for 2001. Regarding the coverage ratio, the Bank has been improving consistently, from 138.6% at the end of the third quarter of 2001, to 142.5% at the end of the fourth quarter of 2001.

Write-offs to average loans - This ratio registered a 0.76% at the end of December 2001, which compares positively with the 0.79% reported at the end of the prior quarter and with the 1.02% posted at the end of December 2000. Voluntary write-offs during the year were made to pre-empt those loans which had a low probability of recovery, clearing up an important part of the loan book.

The Bank's risk index for the fourth quarter was 1.30%, up from the third quarter of 2001 (1.28%) and lower than the 1.31% at the end of the fourth quarter in 2000. The Bank continues to have one of the lowest risk indices among major Chilean banks.

INCOME FROM FEES & SERVICES

Income from Fees & Services

	4Q 2001	3Q 2001	4Q2000	% Change 4Q01-3Q01	% Change 4Q01-4Q00
	(Millions of constant Chilean pesos of December 31, 2001 purchasing power, except percentages)				
Income from Fees & Services					
Banking Services	6.268	7.502	2.623	(16,4%)	139,0%
Subsidiaries Services	3.197	4.447	2.783	(28,1%)	14,9%
Other	(2.239)	(156)	5.658	1335,3%	NMF
Net Fee & Service Income	7.226	11.793	11.064	(38,7%)	(34,7%)

NMF: Not meaningful

Net income from fees and services -The sharp decline in net income from fees and services between the third and fourth quarters of 2001 is largely explained by an increase of 14.6% in expenses in banking services, and a decrease of 28.8% in income from fees and services generated by subsidiaries.

When comparing the year 2001 with the year 2000, expenses in baking services increased by 83.2% due to the reclassification of the payment of commission to the sales force from "operating expenses" to "services expenses". There is a 32.4% increase in income from banking fees and services at the close of 2001, Ch$46,593 million as compared to Ch$35,193 million for the year 2000. Income generated by fees and services from subsidiaries grew by 15.3% for the year 2001.

Other expenses – Regarding the other expenses, during the fourth quarter the Bank changed the booking of some expenses linked to the sale of products, such as insurance and cash management services. These expenses, that in the past were considered as operating expenses, lead to an increased from Ch$156 million at the end of the third quarter to Ch$2,239 million at the end of the fourth quarter.

For the twelve month period leading up to December 2001, net total income from fees and services increased by 6.8%, to Ch$42,109 million when compared to the same period of 2000 (Ch$39,418 million).

OTHER INCOME

Other Income

	4Q 2001	3Q 2001	4Q2000	% Change 4Q01-3Q01	% Change 4Q01-4Q0
	(Millions of constant Chilean pesos of December 31, 2001 purchasing power, except percentages)				
Other Income					
Other Operating Income					
Trading & Brokerage Activities, Net	(417)	2.401	1.037	(117,4%)	(140,2%)
Foreign Exchange Transactions, Net	12.132	(3.155)	5.065	NMF	139,5%
Total Other Operating Income, Net	11.715	(754)	6.102	(1653,7%)	92,0%
Other Income & Expense, Net	4.718	4.312	2.071	9,4%	127,8%
Total Other Income	16.433	3.558	8.173	361,9%	101,1%

NMF: Not meaningful

Total other operating income – experienced a strong increase from a lost of Ch$754 million to a gain of Ch$11,715 million. This increase is mainly due to important gains as a result of the increase in value of the Chilean peso. The Bank, one of the largest players in the forward market in the Chilean Banking industry, holds long positions, which are hedged with dollar indexed Central Bank securities at the interest revenue level. When the peso appreciates the gains are shown in foreign exchange transactions.

Foreign exchange transactions - Over the last months, the treasury department has been more active in foreign exchange transactions taking more positions, especially with its own portfolio. Gains were particularly high during the fourth quarter of 2001.

Trading and brokerage activities – Towards the end of December 2001, after the FED announced its last interest rate cut for the year, the foreign markets assumed that interest rates in the US were at the lowest level, a situation which put the long term rate yield curve under some pressure. As a consequence, long term rates increased, negatively impacting the mark-to-market of the foreign investments of the Bank.

Net other income and expenses. In the twelve month period to December 2001, net other income and expenses experienced a 127.8% increased, mainly explained by a 292.0% increased in non operating income. As the technological renovation program reached an end, some expense provisions were reversed during the quarter. Also, the last quarter of the year 2001 was highly positive in terms of loan loss recoveries, which showed an increased of 39.7% when compared to the third quarter of 2001.

OPERATING EXPENSES

Operating Expenses

	4Q 2001	3Q 2001	4Q2000	% Change 4Q01-3Q01	% Change 4Q01-4Q00
	(Millions of constant Chilean pesos of December 31, 2001 purchasing power, except percentages)				
Operating Expenses					
Personnel Salaries & Expenses	(21.838)	(22.106)	(19.356)	(1,2%)	12,8%
Administrative & Other Expenses	(14.071)	(14.127)	(16.388)	(0,4%)	(14,1%)
Depreciation & Amortization	(5.085)	(4.283)	(3.718)	18,7%	36,8%
Total Operating Expenses	(40.994)	(40.516)	(39.462)	1,2%	3,9%
Efficiency Ratio*	55,54%	50,86%	47,89%		

*** Operating Expenses / (Net Interest Revenue + Income from Fees & Services + Other Operating Income)**

In the fourth quarter of 2001, total operating expenses increased by 1.2% as compared to the third quarter of 2001 and by 3.9% as compared to the fourth quarter of 2000.

Administrative and other expenses - Showed a 0.4% drop (Ch$56 million) over the third quarter of 2001, while **Personnel salaries and expenses** decreased by 1.2%. For the twelve month period, personnel expenses increased by 9.2%, explained by an increase in severance payments in both the bank and its subsidiaries. Regarding **amortization and depreciation**, the 18.7% increase during the fourth quarter is due to the completion of the technological renovation program.

Efficiency ratio – The fourth quarter was unusually high in terms of the efficiency ratio, finishing at 55.5% at the end of December, compared to 50.7% at the end of September. For the year however the ratio finished at 47.0% compared to 49.1% at the end of 2000. The important reduction in net interest revenue and the 1.2% increase in operating expenses largely explain the deterioration of the ratio during the fourth quarter. Management is continuing to work towards improving the efficiency ratio; however, the Bank's performance already ranks it as a leading institution in the financial system.

The ratio of operating expenses to average total assets (annualized) slightly decreased from 2.5% to 2.4% between the third quarter and the fourth quarter of 2001 respectively. Between the fourth quarter of 2000 and the fourth quarter of 2001, the ratio also decreased, from 2.7% to 2.4%.

LOSS FROM PRICE-LEVEL RESTATEMENT

The net effect of the inflation adjustment for non-monetary assets and liabilities was Ch$2,152 million for the fourth quarter of 2001, compared to Ch$1,833 million for the third quarter of 2001. The increase relative to the third quarter of 2001 is attributable to a rise in the accounting rate of inflation (as measured by the change in the CPI with a one-month lag) from 0.7% to 0.9% over the quarter. The loss from price-level restatement decreased between the full years 2000 and 2001, with the accounting rate of inflation dropping from 4.7% in 2000 to 2.6% in 2001.

INCOME TAXES

During the fourth quarter, the bank registered a tax credit of Ch$2,994 million. This credit reflects the change in the tax rate for the following years, which was modified from 15.0% to 16% in 2002, 17% in 2003, and 18% in 2004.

The tax shield stood at Ch$53,822 million as of December 31st 2001. With this figure in mind, we estimate that our tax credit should finish at the end of the first semester 2002.

SHAREHOLDERS' EQUITY

As of December 31, 2001, the Bank's shareholders' equity totaled Ch$538,898 million, as compared to Ch$516,148 million as of September 30, 2001, reflecting the higher net income for the year 2001. As of December 31, 2001, the Bank's Basle and Tier I capital ratios were 12.7% and 6.5%, respectively, as compared to 11.9% and 6.5% as of September 30, 2001. These figures are well above the 8% and 3% respective minimums required by Chilean banking regulations.

###

Banco Santiago's stock is listed on the Santiago Stock Exchange under the symbol STGO. Its shares are also traded on the New York Stock Exchange in the form of American Depositary Shares under the symbol SAN. One ADS is equal to 1,039 underlying shares.

	Quarter Ended			Year-to-date	
	Dec 31, 2001	Sep 30, 2001	Dec 31, 2000	Dec 31, 2001	Dec 31, 2000
	(Nominal Chilean pesos at the end of each period, except percentages)				
Market Analysis					
Shares Outstanding (Millions)	98.934	98.934	98.934	98.934	98.934
ADS Outstanding (Millions)	95,22	95,22	95,22	95,22	95,22
Shares per ADS	1.039	1.039	1.039	1.039	1.039
Price per ADS (US$, at close of period)	22,20	19,85	19,56	22,20	19,56
Exchange Rate (US$ / Ch$)	656,20	696,23	573,90	656,20	573,90
Market Capitalization (US$ millions)	2.114	1.890	1.863	2.114	1.863
Earnings per ADS (US$)	0,42	0,43	0,46	1,90	1,62
Book Value per ADS (US$)	8,63	7,72	9,06	8,63	9,06
Price to Earnings Multiple (annualized)	13,2x	11,4x	10,6x	11,7x	12,1x
Price to Book Value Multiple	2,6x	2,6x	2,2x	2,6x	2,2x
Dividend per ADS (US$)*	NA	NA	NA	1,90	1,62
Dividend Payout Ratio	NA	NA	NA	100%	100%
Dividend Yield	NA	NA	NA	8,56%	8,28%

* Dividend approved by the Annual General Shareholders' Meeting from the previous year income.

Banco Santiago and Subsidiaries
Consolidated Income Statement

Millions of constant Chilean pesos of 12/31/01 purchasing power and thousands of US dollars at the 21/31/01 exchange rate of 656,20

	4Q 2001	3Q 2001 Ch$ Millions	4Q2000	4Q01-3Q01 % Change	4Q01-4Q0	YTD 2001 Ch$ Millions	YTD 2000	YTD01 - YTD00 % Change	4Q 2001 US$ Thousands
INTEREST REVENUE AND EXPENSE									
Interest Revenue	139.233	147.910	175.294	(5,87%)	(20,57%)	579.607	625.507	(7,34%)	212.181
Interest Expense	(84.358)	(79.287)	(110.055)	6,40%	(23,35%)	(327.033)	(391.653)	(16,50%)	(128.555)
Interest Revenue, Net	54.875	68.623	65.239	(20,03%)	(15,89%)	252.574	233.854	8,00%	83.625
PROVISIONS FOR LOAN LOSSES	(12.116)	(12.461)	(15.783)	(2,77%)	(23,23%)	(46.567)	(46.220)	0,75%	(18.464)
INCOME FROM FEES & SERVICES									
Total Income from Fees & Services	15.713	17.164	12.221	(8,45%)	28,57%	64.590	53.625	20,45%	23.945
Total Services Expense	(8.487)	(5.371)	(1.157)	58,02%	633,54%	(22.485)	(14.207)	58,27%	(12.934)
Total Income from Fees & Services, Net	7.226	11.793	11.064	(38,73%)	(34,69%)	42.105	39.418	6,82%	11.012
OTHER OPERATING INCOME, NET									
Gains From Trading & Brokerage Activities	3.776	5.677	3.925	(33,49%)	(3,80%)	21.554	15.460	39,42%	5.754
Losses From Trading & Brokerage Activities	(4.193)	(3.276)	(2.888)	27,99%	45,19%	(12.894)	(10.388)	24,12%	(6.390)
Foreign Exchange Transactions, Net	12.132	(3.155)	5.065	NMF	NMF	10.086	11.489	(12,21%)	18.488
Total Other Operating Income, Net	11.715	(754)	6.102	(1653,71%)	91,99%	18.746	16.561	13,19%	17.853
OTHER INCOME & EXPENSE									
Loan Loss Recoveries	3.368	2.411	3.208	39,69%	4,99%	11.336	9.085	24,78%	5.133
Non-operating Income	9.036	2.305	2.790	292,02%	223,87%	16.057	5.785	177,56%	13.770
Non-operating Expenses	(7.785)	(332)	(3.953)	2244,88%	96,94%	(17.610)	(11.836)	48,78%	(11.864)
Income Attributable to Investments in Other Companies	81	(66)	33	NMF	145,45%	192	93	106,45%	123
Minority Interest	18	(6)	(7)	(400,00%)	(357,14%)	-	(37)	(100,00%)	27
Total Other Income & Expense	4.718	4.312	2.071	9,42%	127,81%	9.975	3.090	NMF	7.190
OPERATING EXPENSES									
Personnel Salaries & Expenses	(21.838)	(22.106)	(19.356)	(1,21%)	12,82%	(81.570)	(74.674)	9,23%	(33.279)
Administrative & Other Expenses	(14.071)	(14.127)	(16.388)	(0,40%)	(14,14%)	(55.613)	(55.132)	0,87%	(21.443)
Depreciation & Amortization	(5.085)	(4.283)	(3.718)	18,73%	36,77%	(16.809)	(13.604)	23,56%	(7.749)
Total Operating Expenses	(40.994)	(40.516)	(39.462)	1,18%	3,88%	(153.992)	(143.410)	7,38%	(62.472)
LOSS FROM PRICE-LEVEL RESTATEMENT	(2.152)	(1.833)	(3.731)	17,40%	(42,32%)	(7.617)	(11.628)	(34,49%)	(3.279)
INCOME BEFORE TAX	23.272	29.164	25.500	(20,20%)	(8,74%)	115.224	91.665	25,70%	35.465
Income Tax	2.994	(172)	448	NMF	568,30%	3.540	(411)	(961,31%)	4.563
NET INCOME	26.266	28.992	25.948	(9,40%)	1,23%	118.764	91.254	30,15%	40.027

BANCO SANTIAGO AND SUBSIDIARIES
Consolidated Balance Sheet

Millions of constant Chilean pesos of 12/31/01 purchasing power and thousands of US dollars at the 21/31/01 exchange rate of 656,20

	4Q 2001	3Q 2001	4Q2000	4Q01-3Q01	4Q01-4Q0	4Q 2001
		Ch$ Millions		% Change		US$ Thousands
ASSETS						
Cash & Due From Banks						
Non-interest Bearing	511.288	496.886	473.589	2,90%	7,96%	779.165
Interbank Deposits - Interest Bearing	44.317	36.073	42.393	22,85%	4,54%	67.536
Total Cash & Due From Banks	555.605	532.959	515.982	4,25%	7,68%	846.701
Financial Investments						
Government Securities	418.404	251.878	152.434	66,11%	174,48%	637.617
Investments Purchased Under Agreements to Resell	6.822	13.174	1.694	(48,22%)	302,72%	10.396
Other Financial Investments	300.924	294.914	262.227	2,04%	14,76%	458.586
Investment Collateral Under Agreements to Repurchase	218.237	165.645	154.395	31,75%	41,35%	332.577
Total Financial Investments	944.387	725.611	570.750	30,15%	65,46%	1.439.176
Loans						
Commercial Loans	1.997.148	2.040.563	1.852.713	(2,13%)	7,80%	3.043.505
Consumer Loans	305.879	302.365	299.237	1,16%	2,22%	466.137
Mortgage Loans	1.041.243	1.025.904	969.673	1,50%	7,38%	1.586.777
Foreign Trade Loans	380.722	412.392	245.106	(7,68%)	55,33%	580.192
Interbank Loans	20.993	54.547	14.471	(61,51%)	45,07%	31.992
Leasing Contracts	265.030	253.961	246.337	4,36%	7,59%	403.886
Other Outstanding Loans	598.360	614.662	725.748	(2,65%)	(17,55%)	911.856
Past Due Loans	66.292	67.159	63.587	(1,29%)	4,25%	101.024
Contingent Loans	363.988	342.151	299.349	6,38%	21,59%	554.691
Total Loans	5.039.655	5.113.704	4.716.221	(1,45%)	6,86%	7.680.059
Reserve for Loan Losses	(94.468)	(93.101)	(89.296)	1,47%	5,79%	(143.962)
Total Loans, Net	4.945.187	5.020.603	4.626.925	(1,50%)	6,88%	7.536.097
Other Assets						
Bank Premises and Equipment	116.019	115.380	129.881	0,55%	(10,67%)	176.804
Assets Received or Awarded in Lieu of Payment	9.062	10.590	18.261	(14,43%)	(50,38%)	13.810
Investment in Other Companies	2.690	2.676	2.332	0,52%	15,35%	4.099
Assets to be Leased	10.352	18.390	9.108	(43,71%)	13,66%	15.776
Other	177.614	280.872	158.753	(36,76%)	11,88%	270.671
Total Other Assets	315.737	427.908	318.335	(26,21%)	(0,82%)	481.160
TOTAL ASSETS	**6.760.916**	**6.707.081**	**6.031.992**	**0,80%**	**12,08%**	**10.303.133**

LIABILITIES & SHAREHOLDERS' EQUITY

Deposits						
Non-interest Bearing						
Checking Accounts	519.214	446.135	496.134	16,38%	4,65%	791.244
Bankers Drafts and Other Deposits	331.872	471.011	377.181	(29,54%)	(12,01%)	505.748
Total Non-interest Bearing	851.086	917.146	873.315	(7,20%)	(2,55%)	1.296.992
Interest Bearing						
Savings Accounts and Time Deposits	2.625.257	2.515.078	2.264.953	4,38%	15,91%	4.000.696
Total Deposits	3.476.343	3.432.224	3.138.268	1,29%	10,77%	5.297.688
Other Interest Bearing Liabilities						
Chilean Central Bank Borrowings						
Credit Lines for Renegotiations of Loans	15.879	17.007	19.806	(6,63%)	(19,83%)	24.198
Other Central Bank Borrowings	105.251	5.047	9.283	1985,42%	NMF	160.395
Total Central Bank borrowings	121.130	22.054	29.089	449,24%	316,41%	184.593
Investments Sold Under Agreements to Repurchase	218.359	165.795	154.195	31,70%	41,61%	332.763
Mortgage Finance Bonds	1.094.226	1.074.703	1.003.397	1,82%	9,05%	1.667.519
Other Borrowings						
Bonds	227.422	233.315	232.377	(2,53%)	(2,13%)	346.574
Subordinated Bonds	264.980	274.845	247.213	(3,59%)	7,19%	403.810
Borrowings From Domestic Financial Institutions	115.370	172.078	201.035	(32,95%)	(42,61%)	175.815
Foreign Borrowings	181.359	184.587	57.808	(1,75%)	213,73%	276.378
Other Obligations	42.067	36.811	51.231	14,28%	(17,89%)	64.107
Total Other Borrowings	831.198	901.636	789.664	(7,81%)	5,26%	1.266.684
Total Other Interest Bearing Liabilities	2.264.913	2.164.188	1.976.345	4,65%	14,60%	3.451.559
Other Liabilities						
Contingent Liabilities	363.497	341.622	298.848	6,40%	21,63%	553.942
Other	117.174	252.711	107.997	(53,63%)	8,50%	178.564
Minority Interest	-	188	177	(100,00%)	(100,00%)	-
Total Other Liabilities	480.671	594.521	407.022	(19,15%)	18,09%	732.507
Shareholders' Equity						
Capital and Reserves	420.225	422.818	419.103	(0,61%)	0,27%	640.392
Income (year to date)	118.764	93.330	91.254	27,25%	30,15%	180.988
Total Shareholders' Equity	538.989	516.148	510.357	4,43%	5,61%	821.379
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**6.760.916**	**6.707.081**	**6.031.992**	**0,80%**	**12,08%**	**10.303.133**

BANCO SANTIAGO & SUBSIDIARIES
Consolidated Financial Information

Millions of constant Chilean pesos of 12/31/01 purchasing power and thousands of US dollars at the 21/31/01 exchange rate of 656,20

	4Q 2001	3Q 2001	4Q2000	YTD 2001	YTD 2001
	Ch$ Millions				US$ Thousands
SELECTED INCOME STATEMENT DATA					
Interest Revenue	139.233	147.910	175.294	579.607	883.278
Interest Expense	(84.358)	(79.287)	(110.055)	(327.033)	(498.374)
Net Interest Revenue	54.875	68.623	65.239	252.574	384.904
Provisions for Loan Losses	(12.116)	(12.461)	(15.783)	(46.567)	(70.965)
Total Income from Fees & Services, Net	7.226	11.793	11.064	42.105	64.165
Other Operating Income, Net	11.715	(754)	6.102	18.746	28.568
Loan Loss Recoveries	3.368	2.411	3.208	11.336	17.275
Other Income & Expense, Net	4.718	4.312	2.071	9.975	15.201
Operating Expenses	(40.994)	(40.516)	(39.462)	(153.992)	(234.672)
Loss from Price Level Restatement	(2.152)	(1.833)	(3.731)	(7.617)	(11.608)
Income Before Tax	23.272	29.164	25.500	115.224	175.593
Income Tax	2.994	(172)	448	3.540	5.395
Net Income	26.266	28.992	25.948	118.764	180.988
SELECTED BALANCE SHEET DATA					
Cash and Due from Banks	555.605	532.959	515.982		846.701
Financial Investments	944.387	725.611	570.750		1.439.176
Loans, Net	4.945.187	5.020.603	4.626.925		7.536.097
Loan Loss Reserves	(94.468)	(93.101)	(89.296)		(143.962)
Total Assets	6.760.916	6.707.081	6.031.992		10.303.133
Deposits	3.476.343	3.432.224	3.138.268		5.297.688
Other Interest Bearing Liabilities	2.264.913	2.164.188	1.976.345		3.451.559
Shareholders' Equity	538.989	516.148	510.357		821.379
FINANCIAL RATIOS					
Profitability & Efficiency					
Net Interest Margin (1)	3,70%	4,80%	5,08%	4,49%	
Return on Average Assets (1)	1,55%	1,77%	1,78%	1,85%	
Return on Average Equity (1)	18,42%	22,49%	20,69%	22,93%	
Efficiency Ratio	55,54%	50,86%	47,89%	49,13%	
Operating Expenses / Average Total Assets (1)	2,43%	2,47%	2,71%	2,40%	
Capital Adequacy					
Basle Ratio	12,74%	11,91%	13,27%		
Tier I Capital	6,53%	6,58%	7,31%		
Tier II Capital	6,21%	5,33%	5,96%		
Asset Quality					
Non-performing Loans / Total Loans (2)	1,86%	2,25%	2,10%		
Past Due Loans / Total Loans (3)	1,32%	1,31%	1,35%		
Loan Loss Reserves / Total Loans	1,87%	1,82%	1,89%		
Loan Loss Reserves / Past Due Loans	142,50%	138,63%	140,43%		
Official Risk Index (4)	1,30%	1,32%	1,31%		

1) Ratios have been annualized and are not necessarily indicative of full year values.
2) Non-performing loans include all loans that are one or more days overdue.
3) Past due loans include all loans that are 90 or more days overdue.
4) Unconsolidated risk index

BANCO SANTIAGO

www.bancosantiago.cl

For Release: ***IMMEDIATELY***
Contact: Desirée Soulodre, (562) 647-4747, dsoulod@bancosantiago.cl
Neil McGuinness, (562) 647-6482, nmcguin@bancosantiago.cl

Banco Santiago today issued a correction of its Earnings Release issued on January 29, 2002.

BANCO SANTIAGO CLARIFIES TAXES CALCULATION

- **INCOME TAXES:**
- During the fourth quarter, the Bank registered a tax credit of Ch$2,994 million. This credit reflects the impact of the change in tax rate, which was modified from 15.0% to 16.0% in 2002, 16.5% in 2003, and 17.0% for 2004 onwards.
- The tax shield stood at Ch$16,579 million as of December 31, 2001, not Ch$53,822 million, as stated in Banco Santiago's Press Release issued on January 29, 2002. The difference is explained by a dividend pay-out from the Bank's subsidiaries to the Bank, amounting Ch$37,243 million. As those dividends were affected in their origin by the 15.0% tax rate, the Bank was able to discount those dividends from the tax shield.
- With this figure in mind, we estimate that our tax credit should finish at the end of the first quarter of 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bank has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2002

Banco Santiago

By: Juan Pedro Santa María
General Counsel